UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 9)*

HOME BANCSHARES, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

436893 20 0

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 436893 20 0	Page 2 of 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John W. Allison
2	CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,465,502
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 5,192,588
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,334,614
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 436893 20 0	Page 3 of 5

ITEM 1.	(a) NAME OF ISSUER:

Home BancShares, Inc.

(b) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

719 Harkrider, Suite 100

Conway, Arkansas 72032

ITEM 2.	(a) NAME OF PERSON FILING:

John W. Allison

(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

719 Harkrider, Suite 200

Conway, Arkansas 72032

(c) CITIZENSHIP:

United States

(d) TITLE OF CLASS OF SECURITIES:

Common Stock, $0.01 par value

(e) CUSIP NUMBER:

436893 20 0

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐ Broker or dealer registered under Section 15 of the Act.

(b)	☐ Bank as defined in Section 3(a)(6) of the Act.

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act.

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)

         (14) of the Investment Company Act of 1940.

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

CUSIP No. 436893 20 0	Page 4 of 5

ITEM 4.	OWNERSHIP.

(a)	Amount Beneficially owned:

6,334,614

(b)	Percent of class:

4.5%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote:

5,465,502 which includes (i) 4,830,860 shares held directly by Mr. Allison, (ii) 286,666 restricted shares held directly by Mr. Allison, (iii) 67,328 shares held by Capital Buyers, Inc. of which Mr. Allison is the sole owner, (iv) 16,272 shares held in Mr. Allison’s IRA, (v) 244,376 shares representing vested options held by Mr. Allison and (vi) 20,000 shares representing options held by Mr. Allison that will vest within 60 days after December 31, 2016.

(ii)	Shared power to vote or to direct the vote:

None

(iii)	Sole power to dispose or to direct the disposition of:

5,192,588, which includes (i) 4,830,860 shares held directly by Mr. Allison, (ii) 67,328 shares held by Capital Buyers, Inc. of which Mr. Allison is the sole owner, (iii) 16,272 shares held in Mr. Allison’s IRA, (iv) 13,752 shares held by the Home BancShares, Inc. 401(k) Plan, (v) 244,376 shares representing vested options held by Mr. Allison and (vi) 20,000 shares representing options held by Mr. Allison that will vest within 60 days after December 31, 2016.

(iv)	Shared power to dispose or to direct the disposition of:

None

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Mr. Allison’s wife has the right to receive dividends or the power to direct the receipt of dividends from, or the proceeds from the sale of, 855,360 shares of the shares reported in Item 4(a).

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not Applicable.

CUSIP No. 436893 20 0	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2017

/s/ John W. Allison
John W. Allison